
AUSTAL
LIMITED


05008534

19 May 2005


SEC MAIL PROCESSING
RECEIVED
MAY 3 1 2005
WASH, D.C. 209 SECTION

82-34830

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Re: Austal Limited – Ticker Symbol AUTLY

Dear Sirs:

Enclosed is a copy of the following documents, submitted to you in order to maintain our exemption pursuant to Rule 12g3.2(b) under the Securities Exchange Act of 1934.

- 19/05/2005 Daily Share Buy-Back Notice
- 18/05/2005 Daily Share Buy-Back Notice
- 16/05/2005 Form 484 - Change to Company Details
- 16/05/2005 Daily Share Buy-Back Notice
- 12/05/2005 Austal Announces Two New Contracts
- 19/04/2005 Daily Share Buy-Back Notice
- 19/04/2005 Daily Share Buy-Back Notice
- 13/04/2005 Completes Handover of Fred. Olsen
- 21/03/2005 Change of Director's Interest Notice

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours truly

ANDREW JEFFS
MARKETING MANAGER

PROCESSED
JUN 0 7 2005
THOMSON
FINANCIAL

Enclosures:
As above

100 Clarence Beach Road
Henderson
Western Australia 6166
Tel +61 8 9410 1111
Fax +61 8 9410 2564
Email marketing@austal.com



Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	AUSTAL LIMITED
ABN	73 00 9250 266

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN HARTLEY POYNTON
Date of last notice	05/11/04

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	RELEVANT INTEREST IN SHARES HELD THROUGH THE AUSTAL GROUP MANAGEMENT SHARE PLAN
Date of change	(i) 17/03/05 (ii) 18/03/05 (iii) 21/03/05 (iv) 22/03/05
No. of securities held prior to change	485,062
Class	ORDINARY SHARES
Number acquired	-
Number disposed	(i) 166,086 on 17/03/05 (ii) 52,995 on 18/03/05 (iii) 30,009 on 21/03/05 (iv) 35,972 on 22/03/05 **Total: 285,062**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	(i) $319,428.68 (ii) $101,750.40 (iii) $ 57,617.28 (iv) $ 69,066.24 **Total: $547,862.60**
No. of securities held after change	200,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON MARKET TRADE

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.


AUSTAL
LIMITED



COMPANY ANNOUNCEMENT / NEWS RELEASE
13 April 2005

AUSTAL COMPLETES HANDOVER OF FRED. OLSEN, S.A. TRIMARAN TRIMARAN TO DOMINATE HIGH SPEED SEA TRANSPORTATION

Comprehensive sea trials of Austal's benchmark ferry project, Hull 260, "Benchijigua Express" have been completed exceeding Austal's technical expectation for the highly anticipated trimaran hull design and to the great satisfaction of owner Fred. Olsen, S.A.

Austal Chairman, Mr John Rothwell commented: "Following an unprecedented five year program of research and development we are delighted to see this new fast ferry design achieve such outstanding performance in sea trials. Having tested the vessel in conditions in which most current generation high speed vessels would have been forced to cease operations, our faith in the trimaran has been justified".

This achievement is significantly related to the current design contract for the US Navy's Littoral Combat Ship (LCS) that is based on the 127 metre trimaran hull platform. The decision on the option to build an initial one or two LCS vessels is expected towards the end of October 2005.

"With a potential 60 LCS vessels to be built over the next 15 years the success of "Benchijigua Express" provides enormous support in our efforts to be a major force in the supply of these vessels and to grow Austal's military shipbuilding presence internationally", said Mr Rothwell.

Having been accepted by Fred. Olsen, S.A. "Benchijigua Express" will depart the Austal shipyard this week to travel to the Canary Islands where the ferry will operate on an intra-island service.

ENDS

For further information contact:
John Rothwell, Executive Chairman
or
Austal Public Relations
pubrel@austal.com
Telephone: 08 9410 1111
Facsimile: 08 9410 2564
www.austal.com


RECEIVED
MAY 31 2005
WASH, D.C.
SECTION
PROCESSING

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
AUSTAL LIMITED	73 009 250 266

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	23 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,920,920	47,735
4	Total consideration paid or payable for the shares	$3,515,284	$80,314.0000

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $1.83 date: 1-Nov-04 lowest price paid: $1.83 date: 1-Nov-04	highest price paid: $1.70 lowest price paid: $1.63 highest price allowed under rule 7.33: $1.7650

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	7,629,203

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:  Date: 19/5/05
(For Director/ Company Secretary)

Print name: Michael Sier

+ See chapter 19 for defined terms.


SEC MAIL PROCESSING
RECEIVED
MAY 3 1 2005
WASH, D.C.
209
SECTION

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
AUSTAL LIMITED	73 009 250 266

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	23 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,968,655	119,791
4	Total consideration paid or payable for the shares	$3,595,598	$203,644.7000

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $1.83 date: 01-Nov-04 lowest price paid: $1.63 date: 18-Apr-05	highest price paid: $1.70 lowest price paid: $1.70 highest price allowed under rule 7.33: $1.7945

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	7,557,147

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:  .... Date: 19/5/05
(Director/ Company Secretary)

Print name: M.J. Atkinson

+ See chapter 19 for defined terms.


AUSTAL
LIMITED

COMPANY ANNOUNCEMENT
12 May 2005

AUSTAL ANNOUNCES TWO NEW CONTRACTS

Following on from the recent successful delivery of "True North", Austal is proud to confirm the signing of two new contracts for the construction of vessels to a similar theme configured for private and charter use.

The contracts are both subject to conditions which are expected to be fulfilled in the near future.

With a combined contract value in excess of A$30 million, the vessels will both be delivered within 19 months. Both vessels will be built by the Austal-Image shipyard that specialises in this market segment.

Austal Chairman, John Rothwell said the contracts follow a detailed design and development period with the ability to reference the 50 metre "True North" providing a significant competitive advantage.

"Securing these contracts brings the total number of recreational vessels built for private and corporate operators to 13 making Austal-Image a leader in this category" he said.

ENDS

For further information:
John Rothwell, Chairman, Austal Limited
or
Austal Public Relations
Tel: 08 9410 1111, Fax: 08 9410 2564
Email: pubrel@austal.com
www.austal.com

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
AUSTAL LIMITED	73 009 250 266

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	23 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	2,088,446	598,386
4	Total consideration paid or payable for the shares	$4,553,016	$957,418

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $1.83 date: 01-Nov-04 lowest price paid: $1.60 date: 13-May-05	highest price paid: $1.60 lowest price paid: $1.60 highest price allowed under rule 7.33: $1.6768

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	6,958,761

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: 
(Director/ Company Secretary)

Date: 16/5/05

Print name: M.H. Sier

+ See chapter 19 for defined terms.

Australian Securities &
Investments Commission


SEC MAIL
RECEIVED
PROCESSING
MAY 31 2005
WASH, D.C.
209
SECTION

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name – officeholders or members
A3 Change – ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Austal Limited

ACN/ABN
73 009 250 266

Corporate key
86780235

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Michael Sier

ASIC registered agent number (if applicable)

Telephone number
08 9410 1111

Postal address
100 Clarence Beach Road
Henderson WA 6166

Total number of pages including this cover sheet
6

Please provide an estimate of the time taken to complete this form.
- hrs 30 mins

Signature

This form must be signed by a current officeholder of the company

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
John Rothwell

Capacity
☒ Director
☐ Company secretary

Signature

Date signed
0 3 / 0 5 / 0 5
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

G:\MichaelAtkinson\Miscellaneous\484C Change to company details (Share Buy Back) May05.DOC

Section C completion guide

Standard share codes

Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A — S.256E**
- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back — **ss.257H(3)**
- ☐ Minimum holding buy-back by listed company
- ☒ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ Other
Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
Ordinary	167,526	$293,958

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

21/04/05
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

[ ] [ ] / [ ] [ ] / [ ] [ ]
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

If yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD	Ordinary Shares	190,823,427	42,371,027	-

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

2 1 / 0 4 / 0 5
[D D] [M M] [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top 20 need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ...(number)	Shares decreased by ...(number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 members (y/n)

*Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] / [M M] / [Y Y]

C4 Continued... Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top 20 need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ...(number)	Shares decreased by ...(number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 members (y/n)

*Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]


SEC MAIL
RECEIVED
MAY 3 1 2005
WASH, D.C.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
AUSTAL LIMITED	73 009 250 266

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	23 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	2,686,832	176,896
4	Total consideration paid or payable for the shares	$4,756,660	$288,340.48

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $1.83 date: 01-Nov-04 lowest price paid: $1.60 date: 13-May-05	highest price paid: $1.63 lowest price paid: $1.63 highest price allowed under rule 7.33: $1.6978

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	6,781,865

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:  .... Date: 17/5/05
(Company Secretary)

Print name: M.H. Sier

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)


SEC MAIL
PROCESSING
RECEIVED
MAY 3 1 2005
WASH, D.C.
209
SECTION

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
AUSTAL LIMITED	73 009 250 266

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	23 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	2,863,728	188,769
4	Total consideration paid or payable for the shares	$5,045,001	$309,014.85

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $1.83 date: 01-Nov-04 lowest price paid: $1.60 date: 13-May-05	highest price paid: $1.64 lowest price paid: $1.62 highest price allowed under rule 7.33: $1.7178

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	6,593,096

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:  .... Date: 18/5/05
(Director/ Company Secretary)

Print name: M.H. Sier

+ See chapter 19 for defined terms.